MobilePro Corp. Issues Letter to Shareholders

BETHESDA, Md., December 17, 2004 -- MobilePro Corp. (OTC Bulletin Board: MOBL) President and CEO Jay Wright issued the following Letter to Shareholders:

Dear Shareholders:

It is with great pleasure that I write to you on the one-year anniversary of becoming MobilePro's chief executive officer. We have accomplished a great deal together over the past 12 months and have much more to do over the next 12. I would like to take this opportunity to review our accomplishments over the past year, update you on our progress on a number of issues, talk a bit about the "big picture" and identify areas where we have opportunities going forward and also where I would like to continue improving our businesses.

Review of Past 12 Months and Progress Update

A year ago, the company had no revenue, negative book value, a stock price of 1.8 cents, two failed mergers in its recent past and no real strategy for building the company. One year later, we have moved our company onto a strong growth path.

In 12 months, we have acquired 14 companies, moved to a $100 million revenue run rate with positive cash flow, filed two patent applications for our ZigBee wireless technology, built a strong and deep management team, greatly strengthened our balance sheet and built a powerful pipeline of potential acquisitions and business opportunities that we can execute against in 2005. This success has translated into the price of our stock, which has risen 800% over the past year, and our market cap, which has increased more than 16-fold. This success has been due to your support, the energy and execution of our employees and executive team and the wise counsel of our advisory board and board of directors. Here are a few highlights:

Kurt Gordon, our CFO, has provided valuable assistance on several fronts. First, Kurt has been largely responsible for the complete rehabilitation of our balance sheet. In his first 90 days with the company, he negotiated with our creditors and cleaned up the liability side of our balance sheet. Our book equity now stands at approximately $18 million, up $20 million from a year ago. Our balance sheet now serves as an asset for our operating subsidiaries during discussions with potential customers. MobilePro is here to stay and our balance sheet reflects that fact.

Jack Beech, the head of our Internet division, with the assistance of Eloy Gomez, the CFO of our Internet division, has successfully integrated the 10 ISP acquisitions, which we have made this year. We expect our ISP division to generate over $525,000 in contributions this quarter and more next quarter. Please visit www.nationwide.net to see everything that Jack and his team are accomplishing or if you would like to order Internet service.

On the voice side of the house, Tom Mazerski's CloseCall unit continues to run smoothly. Tom has largely integrated Affinity Telecom, our division with the Red Cross and Special Olympics relationships, and expects to make a big marketing push in January. We offer VoIP service nationwide, wireless phone service and nationwide long distance, as well as traditional switched local service in many East Coast and mid-western states. You can refer your friends and family to CloseCall by having them call 1 (877) 812-5673 or on the web at www.closecall.com.

Davel, our largest and most recent acquisition, represents an enormous opportunity for us, both for near-term cash flow and long-term strategic value. We expect Davel to generate more than $600,000 of EBITDA in December. With some sales initiatives, additional cost cuts and renewed focus, we hope to have Davel generate $1 million per month in EBITDA by April 2005. Given our current outlook, we should be able to pay off our debt financing for Davel in two years. Longer term, we plan to utilize a portion of Davel's 40,000+ payphone locations as Wi-Max base stations and a true local loop broadband bypass, technology permitting.

Neoreach, our technology division, continues to make good progress. In 2004, we achieved three major milestones: (i) filing for two patent applications; (ii) completing our Stage 1 design for our 2.4 GHz ZigBee chip and (iii) hiring Bruce Sanguinetti, an experienced semiconductor industry CEO, to run Neoreach, effective January 1, 2005. Under Bruce's leadership, we look for more milestones in 2005.

The Big Picture

I have received a number of e-mails from shareholders asking, "How does everything fit together?" or, sometimes, "Why did you do that acquisition?" In other words, what is the vision for this company? Here are some thoughts:

The telecommunications industry is undergoing a fundamental revolution, both in technology and regulation. Three major trends have emerged: a movement toward broadband, a movement toward wireless and a movement toward IP-enabled networks, which makes the distinction between voice, video and data an anachronism. Because of these trends, the cable, wireless, telecom and ISP businesses are quickly converging. Bundled services are becoming commonplace. This is evident from things such as Comcast's announcement of a VoIP initiative and Cox's success in becoming the leading provider of telephony services in Omaha, Nebraska. On the regulatory side, the FCC is significantly overhauling UNE-P regulation.

To survive and thrive long term, our company must either (i) be known as a superior provider of service (billing, provisioning, customer support, etc.) for the products customers desire over others' networks or (ii) own network assets which generate an economic return or (iii) some combination of (i) and (ii). My belief is that (i) is good, but (iii) is better for us. As we do not have the billions of dollars needed to replicate the RBOC's copper, the IXC's fiber or the cable company's cables, we believe that our best opportunity to have (ii) and thus, with (i) to achieve (iii), is through wireless, which is both modular and less expensive.

The ingredients needed to provide superior service and own network assets are capital and people. As capital flows to enterprises run by shareholder friendly (i.e. bottom-line focused) management, we have focused our efforts on building the cash flow generating power of our company. For people, we have looked to attract and retain capable, dedicated management and employees. To be known, we have looked at brands (either owned or by alliance) and/or local presence as means to overcome our lack of a billion-dollar marketing budget.

Against this backdrop, the 14 acquisitions we made this year start to fit together. Davel provides cash flow and 40,000+ access points for a potential nationwide wireless network. CloseCall America provides a brand, a billing and customer support platform, and a superior manager in Tom Mazerski. Affinity brings us the Red Cross and Special Olympics brands. The ISPs bring us local presence, cash flow, management talent and a large customer base. You can also infer what additional acquisitions may make sense for us.

If, two years from now, we can have $500 million in revenue, 1 million+ customers, $80+ million in EBITDA, a large nationwide wireless network, and a nationally known brand we will have accomplished this vision. That is our medium-term goal. Our long-term goals are even more ambitious.

Areas for Continued Management Attention/Going Forward Opportunities

As with any business, certain parts of our business have done better than others. We did not focus at all on organic revenue growth in 2004, instead spending our time acquiring and starting to integrate 14 companies. In 2005, I would like to see us grow our top line by at least 10% organically, primarily through cross selling and up-selling our existing customer base. We need to continue cutting unnecessary costs and finish integrating our acquisitions. We need our subsidiaries to improve their revenue per employee and operating margin contribution. We need to better leverage our alliances to reach new customers.

At the corporate level, we need to pay down and refinance our debt. Our current interest expense is significantly higher than we like and higher than we think appropriate once we validate our projections with performance. We, therefore, have met with four investment banks about assisting us with a medium-term debt instrument to refinance our debt for three to five years. We expect to receive proposals over the coming weeks and make a selection early in the new year.

We also continue to work on increasing awareness about MobilePro's stock. David Walters has completed his due diligence and is starting to schedule meetings with microcap funds in January. We are looking at opportunities for legitimate paid research to help explain our story from a partly independent voice. Cornell Capital has converted all of the SEDA advances to us into equity. We intend to seek a stock exchange listing in 2005. Work remains to be done.

The good news is that the opportunity pipeline is large and growing. We are looking at potential acquisitions totaling over $100 million in new revenue (We will look to finance any acquisitions with as little equity as possible). Many of our organic growth initiatives will kick off January 1. Our management team, with the additions of Bruce Sanguinetti and John Dumbleton continues to get stronger. We are adding the first independent board member of the three we need for stock exchange listing. An investment bank will bring us additional opportunities.

In sum, I am excited by what we have accomplished and look forward to having an even better next 12 months. I will be buying MobilePro stock starting in January in order to participate in this opportunity further.

With warmest wishes for a pleasant holiday season and prosperous 2005,

Jay Wright
Chairman and CEO

About MobilePro Corp.
MobilePro Corp. is a wireless technology and broadband telecommunications company based in Bethesda, Md. with operations in Houston, Dallas and Beaumont, Texas; Coshocton and Cleveland, Ohio; Kansas City, Kan.; Janesville, Wis.; Detroit, Mich.; Stevensville, Md.; Tucson, Ariz.; and Shreveport, La. The company is focused on creating shareholder value by developing innovative wireless technologies, acquiring and growing profitable broadband telecommunications companies and forging strategic alliances with well-positioned companies in complementary product lines and industries. In 2004, MobilePro has closed deals with cumulative expected 2005 calendar revenue of more than $101 million and positive operating earnings.

An investment profile about MobilePro Corp. may be found online at www.hawkassociates.com/mobilepro/profile.htm

For more information regarding MobilePro, contact MobilePro CEO Jay Wright at (301) 315-9040 or by e-mail at jwright22@closecall.com. For investor relations information regarding MobilePro, contact Frank Hawkins or Julie Marshall, Hawk Associates, at (305) 852-2383, e-mail: info@hawkassociates.com. Detailed information about MobilePro can be found on the website www.mobileprocorp.com. An online investor kit including copies of MobilePro press releases, current price quotes, stock charts and other valuable information for investors may be found on the website www.hawkassociates.com.

Forward-Looking Statements
Certain of the statements contained herein may be, within the meaning of the federal securities laws, "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See the company's Form 10-K for the year ended December 31, 2003 and its Form 10-Q for the quarter ended June 30, 2004 for a discussion of such risks, uncertainties, and other factors. These forward-looking statements are based on management's expectations as of the date hereof, and the company does not undertake any responsibility to update any of these statements in the future.